FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                For May 16, 2003


                        Commission File Number: 001-12033


                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F  X              Form 40-F
                                ---                      ---

     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
                                           ---

     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                      No  X
                          ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                             82-
                                                ---------------

                        NYMOX PHARMACEUTICAL CORPORATION

            NOTICE OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders (the "Meeting") of Nymox Pharmaceutical Corporation (the "Corporation") will be held at the Omni Hotel, 1050 Sherbrooke St. W., Montreal, on Thursday, June 19, 2003, at 4:00 p.m. (EST), for the following purposes:

1. to receive the annual report of the directors, the financial statements of the Corporation for the fiscal year ended December 31, 2002 and the auditors' report thereon;

2.   to elect the directors of the Corporation;

3. to appoint the auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

4. to confirm, amend or reject an amendment to the Corporation's by-laws concerning director residence requirements; and

5. to transact such other matters as may properly be brought before the Meeting, or any adjournment thereof.

All shareholders are invited to attend the Meeting.

                                    By order of the Board of Directors,

                                    /s/ Dr. Paul Averback

                                    (signed) Dr. Paul Averback
                                             CEO & President

May 16, 2003
Maywood, New Jersey



Note: As it is preferable that the greatest possible number of shares be represented and votes be cast at the Meeting, kindly complete, date and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose before 5:00 p.m. (EST), June 18, 2003, unless it is your intention to attend the Meeting in person. The record date for the determination of those shareholders entitled to receive this notice and to vote at the Meeting is May 16, 2003. An information circular is attached to the present notice.

                        NYMOX PHARMACEUTICAL CORPORATION

                            MANAGEMENT PROXY CIRCULAR

                                  May 16, 2003

This proxy circular is furnished in connection with the solicitation of proxies by the management of NYMOX Pharmaceutical Corporation (the "Corporation") for use at the Annual General Meeting of the shareholders of the Corporation (the "Meeting") to be held in Montreal on June 19, 2003 at 4:00 p.m. (Eastern Standard Time), at the place and for the purposes set forth in the accompanying notice of meeting (the "Notice"). Unless otherwise provided, the information contained herein is given as of May 16, 2003.

1)   SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of the Corporation, and the cost of solicitation will be borne by the Corporation. This solicitation of proxies is undertaken by mail by the "intermediaries", as defined in the National Policy Statement C-41 governing shareholder communication, and in conformity to such policy statement.

2)   APPOINTMENT AND REVOCATION OF PROXIES

The proxies must be received by the Corporation before 5:00 p.m. (Eastern Standard Time), June 18, 2003. A shareholder executing the enclosed proxy has the power to revoke it any time prior to its use, in any manner permitted by law including by instrument in writing executed by the shareholder or by his attorney authorized in writing, or in the case of a corporation by an officer or attorney authorized in writing. This instrument must be deposited either at the transfer agent of the Corporation at any time up to the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman on the day of the Meeting or any adjournment thereof.

A shareholder has the right to appoint some other person (who need not be a shareholder of the Corporation) to represent him in attendance and to act on his behalf at the Meeting other than the individuals designated by the management and named in the enclosed form of the proxy. In such event, the names of such individuals should be deleted and the name of the nominee inserted in the blank space provided for on the form of proxy.

3)   VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they have been appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the election of the proposed directors, FOR the appointment of the proposed auditors, and FOR the confirmation of the amendment to the Corporation's by-laws to change the requirement that a majority of the directors shall be resident Canadians to the requirement that at least twenty-five per cent of the directors be resident Canadians.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of all matters identified in the Notice or other matters which may properly come before the Meeting. Should any amendment, variation, or other matter properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matter in accordance with their best judgment.



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

As of the date hereof, the Management of the Corporation does not anticipate that any such amendment or variation will be presented nor that any other matter will come before the Meeting.

All matters properly brought before the Meeting shall be decided by a majority of shares voted thereupon except as specifically provided in this Circular.

4)   VOTING SHARES

As at May 16, 2003, 23,473,434 common shares without par value of the Corporation were outstanding. The holders of common shares will be entitled to one vote per share. The right to vote is determined by the registration of a holder of common shares on the shareholders' list of the Corporation as at the close of business on May 16, 2003 (the "Record Date") except where a person has transferred any of his shares after the Record Date, in which case the transferee is entitled to vote his shares at the Meeting provided he produces properly endorsed share certificates or otherwise establishes that he owns the shares, and demands, not later than ten days before the Meeting, that his name be included in the shareholders' list of the Corporation before the Meeting. The right to receive the Notice is determined by the registration of a holder of common shares on the shareholders' list of the Corporation on the Record Date.

Any individual authorized by a resolution of the directors or governing body of a body corporate or association being a shareholder of the Corporation is entitled to represent it at the Meeting.

If two or more persons hold shares jointly, one of those holders present at the Meeting may in the absence of the others vote the shares. If two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

5)   PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the senior executives of the Corporation, as at May 16, 2003, only the following persons were beneficial owners or exercised control or direction over more than 5% of the outstanding common shares of the Corporation.

Name of                     Number of                Percentage of
Shareholders                Common Shares            the Class
Dr. Paul Averback           12,650,895                      53.9 %
Mr. Mayer Offman             2,921,883                      12.4 %

6)   ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Board of Directors is to be composed of not more than fifteen (15) and of at least five (5) directors, as may be determined by the Board of Directors, from time to time. The Corporation presently has a board comprised of five directors and it is proposed to elect the five directors mentioned below. Each director holds office until the next annual meeting of shareholders, or until the election of his successor, unless he resigns or his office becomes vacant by death, removal, or other cause.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the election of the nominees whose names are set forth below. The Management of the Corporation does not contemplate that any of the nominees will be unable or unfit to serve as a director but should there be any change for any reason prior to the Meeting, the persons named in the enclosed form of proxy intend to vote at the Meeting for another nominee at their discretion, unless instructions have been received to refrain from voting with respect to the election of directors.

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

Candidates for Election as Directors and Number of Shares Respectively Held

----------------------------- ---------------------- ---------------- ------------------------------- --------------------
Name and Municipality of      Position with the      Director of      Principal Occupation            Voting Securities
Residence of Nominee          Corporation            the                                              of the Corporation
                                                     Corporation                                      Beneficially Owned
                                                     since
----------------------------- ---------------------- ---------------- ------------------------------- --------------------
Paul Averback, M.D.,          CEO, President and     Sept. 20, 1995   President of the Corporation             12,650,895
D.A.B.P.                      Chairman
Beaconsfield, Quebec
(2)(4)
----------------------------- ---------------------- ---------------- ------------------------------- --------------------
Hans P. Black, MD             Director               May 13, 1999     Chairman, Interinvest                        10,000
Westmount, Quebec                                                     Consulting Corporation,
(1)(2)(3)                                                             Investment Managers
----------------------------- ---------------------- ---------------- ------------------------------- --------------------
Michael Sonnenreich Boston,   Director               April 18, 2000   President, Kikaku America                    62,000
Massachusetts                                                         International
(1)(2)(3)
----------------------------- ---------------------- ---------------- ------------------------------- --------------------
Walter von Wartburg Basel,    Director               April 18, 2000   Professor at St. Gall                        42,000
Switzerland                                                           Graduate School of Economics,
(1)(3)(4)                                                             Business
                                                                      And Public Administration
----------------------------- ---------------------- ---------------- ------------------------------- --------------------
Jack Gemmell                  General Counsel and    June 14, 2001    General Counsel of the                       10,525
Toronto, Canada               Director                                Corporation
(4)
----------------------------- ---------------------- ---------------- ------------------------------- --------------------

(1) Member of Audit Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Communications Committee

The information as to shares beneficially owned by each nominee, or over which control is exercised, has been furnished by the respective nominee. Each of the directors has held the principal occupation shown opposite his name or other executive offices with the same firm or its affiliates, for the last five years.

7)   REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

In addition to options granted to senior officers and directors of the Corporation, as more fully set out under "Stock Option Plan", directors' fees of US$1,000 for each board meeting were paid to the outside directors of the Corporation in that capacity during the fiscal year ended December 31, 2002. The four Senior Officers of the Corporation were paid total remuneration of US$240,527 during the fiscal year ended December 31, 2002:

The following table sets forth information concerning the total compensation paid during the Company's last two completed financial years to the Chief Executive Officer and the three other executive officers (the "Named Executive Officers"):

                                                                                Long Term
                           Annual Compensation                                  Compensation
                           -------------------                                  -------------
                           (expressed in US$)
                                                                                Common Shares All Other
Name and Principal         Year Ended       Salary            Bonus    Other    Under Option     Compensation
Position                   December 31      ($)               ($)      ($)      (#)                       ($)
--------                   -----------      ---               ---      ---      ---                       ---
Dr Paul Averback,          2002              31,839           -0-      -0-          -0-                   575
CEO and President          2001              31,839           -0-      -0-          -0-                   575
                           2000              86,326           -0-      -0-          -0-                   575

Mr Roy Wolvin              2002              45,848           -0-      -0-       75,000                   575
Secretary                  2001              45,848           -0-      -0-       75,000                   575
                           2000              52,973           -0-      -0-       70,000                   575

Mr Jack Gemmell            2002              61,130           -0-      -0-      100,000                   -0-
General Counsel            2001              61,130           -0-      -0-      100,000                   -0-
                           2000              74,184           -0-      -0-       75,000                   -0-

Dr. Michael Munzar         2002             101,710           -0-      -0-      220,000                   575
Medical Director           2001              87,876           -0-      -0-      200,000                   575
                           2000             107,358           -0-      -0-      165,000                   575
--------------------------------------------------------------------------------------------------------------

8)   THE STOCK OPTION PLAN

The Corporation has created a stock option plan (the "Plan") for key employees, officers and directors and certain consultants of the Corporation and its subsidiaries. The Plan was adopted by the Board of Directors of the Corporation on November 27, 1995. On May 15, 1998, the Board of Directors has amended the Plan in order to increase the maximum number of common shares, which may be issued under the Plan from 2,000,000 to 2,500,000 shares. The Plan is administered by the Board of Directors of the Corporation. The Board of Directors may from time to time designate individuals to whom options to purchase common shares of the capital stock of the Corporation may be granted and the number of shares to be optioned to each.

The total number of common shares to be optioned to any one individual cannot exceed 5 % of the total of the issued and outstanding shares. The option price per share for common shares which are the subject of any option is fixed by the Board when such option is granted. The option price cannot involve a discount to the market price of the shares at the time the option is granted. The period during which an option is exercisable cannot exceed 10 years from the date the option is granted. The options may not be assigned, transferred or pledged and expire after the termination of the employment or office with the Corporation or any of its subsidiaries or death of an individual.

As at May 16, 2003, options granted by the Board of Directors to purchase up to 1,704,000 common shares are outstanding. Of these, 195,000 are not vested. A total of 256,900 options have been exercised as of the date of record.

During the fiscal year ended December 31, 2002,

i) options to purchase up to 20,000 common shares for a period of ten years at a price of US$4.45 per share have been granted to an employee of the Company,


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

9)   INDEBTEDNESS OF SENIOR EXECUTIVES

No senior executive currently with the Corporation as of the date of this proxy statement, nor any nominee for the position of director nor any person associated with such senior executive or nominee is indebted to the Corporation.

10)  DIRECTORS' AND OFFICERS' INSURANCE

Directors' and Officers' liability insurance has been obtained by the Corporation for its directors and officers. An annual premium of US$150,000 is paid by the Corporation in respect of directors and officers as a group. No portion of the premium is paid directly or indirectly by any of the directors or officers of the Corporation. The aggregate insurance coverage under the policy is limited to US$10,000,000.

11)  INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Neither the Corporation nor its subsidiaries are currently or have been party to, or are currently contemplating, any material transaction or any proposed transaction, which has materially affected or would materially affect the Corporation, with any insider of the Corporation, nor any associate or affiliate of such insider.

12)  DISCLOSURE RESPECTING CORPORATE GOVERNANCE

In conformity with the applicable rules of the Nasdaq Stock Market, the Board of Directors of the Corporation has adopted corporate governance practices. The Board of Directors recently reviewed the corporate governance practices of the Corporation and adopted new formal written charters of its committees, including the Audit Committee.

The Board of Directors is composed of five directors, a majority of whom are independent directors. The Board has determined that three of its current directors (Dr. Hans Black, Prof. Walter von Wartburg and Michael Sonnenreich) meet the requisite standard of independence. The Board appoints the Chairman of the Board and establishes its committees and appoints their members.

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation with a view to the best interests of the Corporation and its shareholders generally. The Board reviews and approves matters relating to the strategic direction, business and operations and the organizational structure of the Corporation. The Board's specific responsibilities include recommending candidates for election or appointment to the Board, approving the issuance of any securities and any related transactions, reviewing financings, investments, acquisitions, dispositions and other transactions not in the ordinary course of business, reviewing the compensation and performance of the Corporation's officers, approving the issuance of any stock options pursuant to the Corporation's Stock Option Plan, reviewing, approving and supervising the Corporation's accounting principles and practices, financial statements and security filings, approving the annual budget, ensuring the proper and timely disclosure of material matters and appropriate communications with the shareholders, reviewing the corporate governance of the Corporation and the Board, and reviewing management practices and processes with respect to risk assessment and management and internal controls and audit functions.

The Corporate Governance Committee consists of the independent directors of the Board. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of the Corporation and has regularly scheduled meetings in executive session. This Committee also reviews the corporate governance of the Corporation to ensure compliance, relevance and effectiveness. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

The Audit Committee consists of three independent directors of the Corporation, each of whom are knowledgeable in financial and auditing matters. The Board has determined that each of the current members of the Audit Committee meet the criteria for independence as set out in all applicable laws, rules and regulations and are otherwise free of any relationship that would interfere with his individual exercise of independent judgment. The Board has also determined that the Chair of the Audit Committee, Dr. Hans Black, possesses the requisite financial management expertise and sophistication to meet the criteria for audit committee financial expert in accordance with applicable security laws, rules and regulations.

The Audit Committee provides independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Corporation with a particular focus on financial statements and financial reporting to shareholders. Subject to shareholder approval, the Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Corporation. The independent auditors report directly to the Committee. The Committee's responsibilities include pre-approving all audit services and permissible non-audit services, reviewing on an ongoing basis all relationships between the auditors and the Corporation, including any that may impact the objectivity or independence of the auditors and taking such appropriate action to oversee and ensure the auditors' independence, reviewing the scope and results of the audit with the independent auditors, meeting at least four times a year to review with management and the independent auditors the Corporation's financial condition and results, assessing the adequacy of the internal accounting, bookkeeping and control procedures of the Corporation; reviewing with management and the independent auditors any significant risks or exposures to the Corporation and assess the steps management has taken to minimize such risk to the Corporation, reviewing and approving on an ongoing basis the terms of all transactions and arrangements between the Corporation and related parties, reviewing all financial statements and reports prior to filing with the SEC or other regulatory authority, and reviewing and assessing on an annual basis the adequacy of its charter and recommending any changes needed to enable the Committee to properly discharge its duties to the shareholders.

The Audit Committee has the additional responsibilities for establishing procedures for the handling of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the receipt, retention and treatment of such complaints and for the confidential and anonymous submission by employees of the Corporation or its affiliates of concerns regarding questionable accounting or auditing matters.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities. The Committee may ask members of management or other employees of the Corporation to attend at a meeting of the Audit Committee and provide pertinent information as necessary. The Committee may meet with the independent auditors in executive session to discuss any matters that, in the opinion of the Committee or the independent auditors, should be discussed in private. The Committee has the power and authority to retain and determine funding for independent counsel, accountants, or other advisors as it determines necessary to carry out its duties.

The Human Resources and Compensation Committee consists of the independent directors of the Board with the CEO as an ex officio non-voting member. When considering the compensation arrangements for the CEO, the Committee meets in executive session without the presence of the CEO. This Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the

Corporation. The Committee is also responsible for the administration and award of options to purchase shares pursuant to the Corporation's Share Option Plan.

The Communications Committee establishes and reviews overall policy, practices and controls as they relate to the Corporation's communications to the public and its shareholders about its business and affairs other than financial statements and related security filings within the mandate of the Audit Committee.

13)  APPOINTMENT OF AUDITORS

The Audit Committee of the Board of Directors of the Corporation proposes that KPMG, Chartered Accountants, be reappointed as auditors of the Corporation. KPMG have been the auditors of the Corporation since 1995.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the appointment of KPMG, Chartered Accountants, as auditors of the Corporation to hold office until the next annual general meeting of shareholders at such remuneration as may be fixed by the Audit Committee of the Board of Directors.

14)  AMENDMENT TO THE CORPORATION'S BYLAW NO. 1

The Board of Directors of the Corporation proposes that the shareholders of the Corporation confirm the amendment to Paragraph 4.2 of By-Law No. 1 of the Corporation passed by the Board of Directors on April 7, 2003. The amendment would replace the requirement that a "majority of the directors shall be resident Canadians" with the requirement that "at least twenty-five per cent of the directors shall be resident Canadians." This amendment would make the Corporation's by-laws conform with the recent amendments to the Canada Business Corporations Act.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the amendment to the Corporation's by-laws.

15)  OTHER BUSINESS

The Management of the Corporation is not aware of any amendment regarding the items on the agenda set forth in the Notice and of any other item which could be submitted to the Meeting other than those mentioned in the Notice. However, should any amendment or other business be duly submitted to the Meeting, the attached form of proxy confers discretionary authority upon the persons designated therein to vote on the amendments concerning the matters mentioned in the Notice or any other business in accordance with their best judgment.

16)  APPROVAL BY DIRECTORS

The contents of this Circular and the sending of such Circular to the shareholders have been approved by the Board of Directors of the Corporation.

May 16, 2003
Maywood, New Jersey                         BY ORDER OF THE BOARD OF DIRECTORS

                                            /s/ Dr. Paul Averback

                                            (Signed) Dr. Paul Averback
                                                     CEO & President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NYMOX PHARMACEUTICAL CORPORATION
                                                     (Registrant)



                                           By: /s/ Paul Averback
                                           -------------------------------------
                                           Paul Averback
                                           President and Chief Executive Officer




Date: May 20, 2003


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